Li He Partner +852 2533 3306 li.he@davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke *	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

September 22, 2023

Re:	XCHG Ltd (CIK: 0001979887) Responses to the Staff’s Comments on the Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 1, 2023

Confidential

Stephany Yang

Jean Yu

Patrick Fullem

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of XCHG Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 15, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 1, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 1, 2023

General

1.	We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was submitted on July 26, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of the July 26, 2023 submission.

In response to the Staff’s comment, the Company revised the disclosure on the cover page and page 28 of the Revised Draft Registration Statement to restore the disclosures, to the extent as requested in the Sample Letters, to the disclosures as they existed in the registration statement as of the July 26, 2023 submission.

Capitalization, page 47

2.	Please revise your capitalization table to reflect the company's indebtedness as of the most recent balance sheet date. In this regard, we note short-term bank borrowings on the face of your balance sheet in the amount of $4,497,772 as of June 30, 2023.

In response to the Staff’s comment, the Company revised the disclosure on page 47 of the Revised Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 60

3.	Please revise to include a discussion of any known material events that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. In this regard, include a quantified discussion of the additional amount of share-based compensation expense related to the 150,000,000 ordinary shares granted and vested in August 2023 which has not been reflected in your historical financial statements. Refer to Item 303(a) of Regulation S-K.

September 22, 2023	2

In response to the Staff’s comment, the Company revised the disclosure on page 69 of the Revised Draft Registration Statement.

Note 18. Subsequent Events

(b) Issuance of Convertible Notes and Warrants, page F-35

4.	We note your subsequent events disclosure that in August 2023, the Company issued warrants to investors A and B on pages F-35 and F-51. On page 134, warrants also appear to be issued to investor C. Please explain why it is not necessary to disclose the warrants issued to investor C as part of the subsequent events disclosures on pages F-35 and F-51 or revise. Also revise to disclose on pages F-35 and F-51 that the Company issued warrants to investor A with convertible notes in the amount of $2 million as the disclosures currently state “the investor A and investor B with convertible notes in the amount of RMB30 million.”

In response to the Staff’s comment, the Company revised the disclosure on pages F-35 and F-51 of the Revised Draft Registration Statement.

(c) Grant of Share Awards, page F-36

5.	Please revise your subsequent events footnote to quantify the financial statement impact of any awards granted after balance sheet date. In this regard, we note from your disclosure included on page 47 that unrecognized share-based compensation expense of $7,457,000 related to the vesting of 150,000,000 ordinary shares under the 2023 share incentive plan will be recognized in August 2023. As part of your revised disclosure, describe how the fair value of share-based compensation expense of $7,457,000 to be recognized upon vesting was determined.

In response to the Staff’s comment, the Company revised the disclosure on pages F-36 and F-51 of the Revised Draft Registration Statement.

Unaudited Condensed Consolidated Balance Sheets, page F-38

6.	We note your disclosure of the number of shares authorized, issued, and outstanding as of June 30, 2023 for each class of preference shares in mezzanine equity. Please revise to also disclose the number of shares authorized, issued, and outstanding as of December 31, 2022.

In response to the Staff’s comment, the Company revised the disclosure on page F-38 of the Revised Draft Registration Statement.

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September 22, 2023	3

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:            Ms. Xiaoling Song (Xiaoling@xcharge.com), Chief Financial Officer

XCHG Limited

Mr. Allen Wang, Esq., Partner

Latham & Watkins LLP

Mr. Max Ma, Partner

KPMG Huazhen LLP

September 22, 2023	4